OSISKO AND CLIFTON STAR RELEASE RESOURCE ESTIMATE FOR THE BEATTIE DEPOSIT

Osisko Mining Corp. and Clifton Star Resources Inc. have provided an independent NI 43-101-compliant gold mineral resource estimate for the Beattie deposit at the Duparquet project, located in the Abitibi region of Quebec. This estimate is restricted to the Beattie deposit, part of the larger Beattie-Donchester mineralized corridor, which was the focus of the 2010 drill program. To be clear, this resource estimate does not include the Donchester, Central Duparquet, Duquesne and Beattie tailings deposits, which are also part of the Duparquet project.

Key points:

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The in situ inferred resource is 2.77 million ounces gold (56.2 million tonnes grading 1.53 grams per tonne (g/t) Au) using a cut-off grade of 0.67 g/t.

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The selected base case in-pit inferred resource is 1.72 million ounces (32.0 million tonnes grading 1.67 g/t Au), based on a Whittle-optimized pit shell simulation using estimated operating costs, a gold price of $1,100 per ounce and a corresponding lower cut-off grade of 0.67 gram per tonne gold.

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At a $1,500-per-ounce gold price, the in-pit inferred resource increases to 2.50 million ounces at an average grade of 1.39 grams per tonne gold, adding 780,000 ounces compared with the $1,100 pit shell and a corresponding lower cut-off grade of 0.49 gram per tonne gold.

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No estimate was provided for the eastern extension of the mineralized corridor (Donchester portion, east of Beattie) as 2010 drilling was insufficient to include this portion in a resource category. The mineralized system is still open at depth.

SGS Canada Inc. (SGS Geostat office of Blainville, Que.) is the independent resource estimate consultant for the Duparquet project which has authorized the release of the estimates. The in situ inferred resource is 2.77 million ounces of gold at an average undiluted grade of 1.53 g/t Au, based on a lower cut-off grade of 0.67 g/t Au. The table summarizes the SGS block model estimates using variable lower cut-off grades.

BEATTIE DEPOSIT IN SITU INFERRED RESOURCE ESTIMATES Inferred Resources

Grade g/t	Tonnes M	Ounces M	Cut-off g/t

0.77	161.2	3.98	0.20
0.97	115.5	3.62	0.30
1.15	90.3	3.34	0.40
1.30	74.2	3.11	0.50
1.44	62.5	2.90	0.60
1.53	56.2	2.77	0.67
1.69	46.8	2.55	0.80
1.81	41.0	2.39	0.90
1.93	36.1	2.24	1.00
2.47	20.5	1.63	1.50
3.01	12.0	1.16	2.00

SGS also estimated an in-pit inferred resource within a Whittle-optimized pit shell using a base case gold price of $1,100 per ounce. The in-pit inferred resource for the Beattie deposit is 1.72 million ounces of gold at an average undiluted grade of 1.67 g/t Au, based on a derived lower cut-off grade of 0.67 g/t Au. The table summarizes the in-pit resources sensitivity using variable gold price in Whittle optimizations.

BEATTIE DEPOSIT INFERRED RESOURCE ESTIMATES WITHIN VARIOUS WHITTLE PIT SHELLS

Gold price Cdn$	Grade g/t	Tonnes M	Oz M	Strip ratio (waste/ore)

$400	3.63	1.30	0.15	6.5
$500	3.07	2.65	0.26	6.5
$600	2.68	5.42	0.47	7.5
$700	2.43	7.27	0.57	7.0
$800	2.13	11.5	0.78	7.3
$900	1.94	17.8	1.11	8.3
$1000	1.78	26.2	1.50	9.0
$1100	1.67	32.0	1.72	8.9
$1200	1.58	39.4	2.01	9.3
$1300	1.52	44.2	2.16	9.1
$1400	1.44	51.6	2.39	9.2
$1500	1.39	55.9	2.50	9.0

The in-pit estimate is based on a mining cost of $1.50 per tonne and a processing cost of $20 per tonne (including general and administrative (G&A)), assuming oxidation pretreatment of the mineralized material, giving base cost of $34.85 per tonne. Other assumptions include 85-per-cent recovery of gold in oxidized material and pit wall slope angle of 50 degrees.

Details on the parameters of the resource estimates are as follows:

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The database used for Beattie comprised 127,540 metres of drilling obtained from the 2008 to 2009 Clifton Star programs and from the 2010 Osisko drill program. Most Clifton Star core was reassayed in order to standardize the database. All NQ assays reported by Osisko in 2010 were obtained by standard 50 g fire assaying-AA finish or gravimetric finish at ALS Chemex laboratories in Val d'Or, Que.

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The SGS database comprised 87,744 assays with an average of 1.41 metres per sample for a total of 123,827 assayed metres.

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The estimates were done using inverse distance square (ID2) as the interpolation method based on 1.5-metre analytical composites.

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Composites calculations are based on original samples, and no capping was required.

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All estimates are based on a parent cell dimension of 10 metres east, two metres north and five metres height with search ellipsoid and estimation parameters determined for each of the mineralized zone geometries. The block model extends from UTM 629,650 east to 631,650 east and 5,373,930 north to 5,374,980 north from surface (300 m) to minus 240 m above sea level.

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Geological interpretation for the deposit identified five main structurally controlled mineralized domains and a lower grade envelope hosted by syenite porphyry. The estimation of each mineralized domain was done with composites within the domain. A separate estimation run was done with remaining composites outside the main domains to estimate mineralized material outside the main mineralized domains but within the lower grade envelope.

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Underground voids were modelled from historical mine plans and adjusted according to positions of drill intersections in stopes and drifts. The blocks in the voids were discarded from the resource estimate.

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Tonnage estimates are based on rock densities of 2.70 tonnes per cubic metre.

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The resource estimates using the lower cut-off of 0.67 g/t Au is emphasized for reporting purposes as this is the in-pit cut-off estimated for the $1,100 Whittle shell, which represents the reasonable potential of economic extraction in the SGS qualified person's opinion.

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The $1,100 Whittle shell has approximate maximum dimensions of 1,600 metres in length, 850 metres in maximum width and a maximum vertical depth of 400 metres.

Claude Duplessis of SGS and Robert Wares, PGeo, and executive vice-president of Osisko, are the qualified persons who have reviewed this news release and are responsible for the technical information reported herein, including verification of the data disclosed.

Cautionary Notes Concerning Estimates of Mineral Resources

This news release uses the terms measured, indicated and inferred resources as a relative measure of the level of confidence in the resource estimate. Readers are cautioned that mineral resources are not economic mineral reserves and that the economic viability of resources that are not mineral reserves has not been demonstrated. In addition, inferred resources are considered too geologically speculative to have any economic considerations applied to them. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies or economic studies except for Preliminary Assessment as defined under NI 43-101. Readers are cautioned not to assume that that further work will lead to mineral reserves that can be mined economically.

Forward Looking Statements

Certain statements contained in this press release may be deemed "forward-looking statements". All statements in this release, other than statements of historical fact, that address events or developments that Osisko and Clifton (collectively the "Parties") expect to occur, are forward looking statements. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential", "scheduled" and similar expressions, or that events or conditions "will", "would", "may", "could" or "should" occur including, without limitation, the commencement of commercial production. Although the Parties believe the expectations expressed in such forward-looking statements are based on reasonable assumptions, including, without limitation that all technical, economical and financial conditions will be met in order to warrant further development of the Duparquet Project, such statements are not guarantees of future performance and actual results may differ materially from those in forward looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include gold prices, access to skilled consultants, mining development personnel, results of exploration and development activities, the Parties' limited experience with production and development stage mining operations, uninsured risks, regulatory changes, defects in title, availability of personnel, materials and equipment, timeliness of government approvals, actual performance of facilities, equipment and processes relative to specifications and expectations, unanticipated environmental impacts on operations market prices, continued availability of capital and financing and general economic, market or business conditions. These factors are discussed in greater detail in Osisko's most recent Annual Information Form and in Clifton's most recent Management Discussion and Analysis filed on SEDAR, which also provide additional general assumptions in connection with these statements. The Parties caution that the foregoing list of important factors is not exhaustive. Investors and others who base themselves on the Parties' forward-looking statements should carefully consider the above factors as well as the uncertainties they represent and the risk they entail. The Parties believe that the expectations reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this press release should not be unduly relied upon. These statements speak only as of the date of this press release.

Contact:

John Burzynski

Osisko Mining Corporation

Vice-President Corporate Development

416-363-8653
www.osisko.com

Harry Miller

Clifton Star Resources

President

425-453-0355

hmiller@cliftonstarresources.com
www.cliftonstarresources.com